Exhibit (14)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Other Service Providers” in the Combined Prospectus/Information Statement and “Independent Registered Public Accountant” in the Statement of Additional Information and to the incorporation by reference of our reports dated February 28, 2020 with respect to the financial statements and financial highlights of FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund – A, FS Global Credit Opportunities Fund – D, FS Global Credit Opportunities Fund – T, FS Global Credit Opportunities Fund – ADV, and FS Global Credit Opportunities Fund – T2 for the year ended December 31, 2019 in this Pre-Effective Amendment No. 1 to the Registration Statement (Form N-14) of FS Global Credit Opportunities Fund.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

November 24, 2020